Exhibit (d)(61)

PHILADELPHIA INTERNATIONAL ADVISORS LP

September 17, 2014

Mary Ann B. Wirts

President

The Glenmede Fund, Inc.

c/o Glenmede Investment Management LP

One Liberty Place

1650 Market Street, Suite 1200

Philadelphia, PA 19103-7391

Re:	The Glenmede Fund, Inc: Philadelphia International Small Cap Fund

Dear Mrs. Wirts:

Pursuant to Investment Advisory Agreement between the Fund on behalf of the Philadelphia International Small Cap Fund (the “Portfolio”) and Philadelphia International Advisors LP (the “Adviser”) dated December 31, 2010, the Adviser is entitled to investment advisory fees of .60% of the Portfolio’s average daily net assets. By our execution of this letter agreement (this “Agreement”), intending to be legally bound hereby, Adviser agrees that in order to improve the performance of the Portfolio, the Adviser shall, until future notice, but in no event terminating before February 28, 2016, waive all or a portion of its investment advisory fee and/or reimburse expenses (other than Acquired Fund fees and expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) in an aggregate amount equal to the amount by which the Portfolio’s total annual operating expenses for both Class I and Class IV (other than Acquired Fund fees and expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) exceed a total annual operating expense ratio (excluding Acquired Fund fees and expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) of: 1.33% of the average daily net assets attributable to the Portfolio’s Class I shares; and 1.10% of the Portfolio’s average daily net assets attributable to the Portfolio’s Class IV shares.

The Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Fund expenses at any time in the future.

Philadelphia International Advisors LP

By:	Philadelphia International Partners LP

By:	Andrew B. Williams Company LLC, its General Partner

By:	/s/ Andrew B. Williams
Andrew B. Williams its Managing Member

Your signature below acknowledges

acceptance of this Agreement:

By:	/s/ Mary Ann B. Wirts
Mary Ann B. Wirts President The Glenmede Fund, Inc.